

Mail Stop 4720

March 16, 2011

John Marino
President and Chief Financial Officer
1st United Bancorp, Inc.
One North Federal Highway
Boca Raton, FL 33432

>   **Re: 1st United Bancorp, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2010**
>   **File No. 001-33462**

Dear Mr. Marino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Loan Quality, page 14

1. We note your troubled debt restructured loans of $14.7 million as of December 31, 2010. Given the significant increase in your restructured loans from $1.99 million at December 31, 2009, please tell us and revise future filings to disclose the following:
    - A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;

Mr. Marino
1st United Bancorp, Inc.
March 16, 2011
Page 2

- Your policy on how many payments the borrower needs to make before returning the loan to accrual status; and
- Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

2. Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Financial Statements, page 60

Note 1 – Summary of Significant Accounting Policies, page 64

Allowance for Loan Losses, page 65

3. We note your policy for determining your overall allowance for loan loss. Please tell us and revise future filings to include your policy for determining the allowance for loan loss by portfolio segment, as required by ASC 310-10-50-11B(a)(1)-(3). Please also revise future filings to include your policy for charging off uncollectible financing receivables by portfolio segment as required by ASC 310-10-50-11B(b).

4. We note your policy disclosure on page 66 with respect to loans measured on a loan-by-loan basis for impairment. Please tell us how your current disclosure complies with ASC 310-10-50-15(d) which requires you to explicitly disclose your policy, by class of financing receivable, for determining which loans are individually assessed for impairment or revise your future filings accordingly.

5. We note your disclosure stating that loans that experience insignificant payment delays and shortfalls generally are not classified as impaired. Please tell us and revise your future filings to disclose the typical length of such delays.

FDIC Loss Share Receivable, page 66

6. We note your disclosure stating you will record a charge to earnings if the company determines that it cannot support the FDIC Loss Share Receivable. Please tell us and revise your future filings to be more specific with respect to how and when decreases and increases to the indemnification asset are recognized. For example, when cash flow estimates related to the acquired loans are adjusted upward, explain whether you are accreting those adjustments over the life of the related covered loans. Additionally, when cash flow estimates are

adjusted downward, explain whether you are recognizing the impairment immediately in income.

Note 2 – Acquisitions, page 68

7. Please tell us and revise future filings to provide an expanded discussion of how you applied ASC 310-30 to the loans acquired in your acquisitions. In association with explaining your application of ASC 310-30, please tell us and revise future filings to discuss:

- How you individually identified whether your purchased loans were subject to ASC 310-30 and
- Whether you classify purchased loans accounted for in accordance with ASC Topic 310-30 as nonperforming loans.

Note 4 – Loans, page 73

8. Please revise future filings to provide all of the disclosures required by ASU 2010-20, "Credit Quality of Financing Receivables and the Allowance for Credit Losses". We note for instance, that your roll forward of the allowance for loan losses on page 74 does not disclose the information by portfolio segment as required by ASC 310-10-50-11B(c). Similarly, the average impaired loan information included on the bottom of page 76 does not appear to include the information by class of financing receivables as required by ASC 310-10-50-15(c)(1)-(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief